SciSparc Ltd.

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916, Israel

July 28, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	SciSparc Ltd. (CIK 0001611746)
Registration Statement No. 333-286099 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

SciSparc Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on July 30, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant respectfully requests that it be notified of such effectiveness by an email to Dr. Shachar Hadar, Adv. of Meitar | Law Offices at shacharh@meitar.com.

Very truly yours,

SciSparc Ltd.

By:	/s/ Oz Adler
Oz Adler Chief Executive Officer and Chief Financial Officer